Exhibit II

Summary of businesses transacted at the Tenth Annual General Meeting of HDFC
Bank Limited held on Wednesday, 26th May, 2004 at 3.30 p.m. (Indian Standard
Time) at Birla Matushri Sabhagar, 19, New Marine Lines, Mumbai — 400 020.

1.	The audited Balance Sheet as at 31st March, 2004 and Profit and Loss Account for the year ended 31st March, 2004 and the reports of the Directors and the Auditors thereon were adopted by the shareholders of the Bank.

2.	A dividend at the rate of 35% (i.e. Rs.3.50 per share) was declared by the shareholders of the Bank.

3.	Dr. V. R. Gadwal, who retired by rotation was re-appointed as a Director of the Bank.

4.	Mrs. Renu Karnad, who retired by rotation was re-appointed as a Director of the Bank.

5.	M/s. P. C. Hansotia & Co., Chartered Accountants were re-appointed as the Statutory Auditors of the Bank to hold office from the conclusion of the 10th Annual General Meeting till the conclusion of next Annual General Meeting.

6.	Mr. Bobby Parikh, who was appointed as an additional director of the Bank with effect from 9th January, 2004 pursuant to Section 260 of the Companies Act, 1956 of India, was entitled to hold the office only till the conclusion of the 10th Annual General Meeting of the Bank. Accordingly, he was again appointed as a Director by the shareholders of the Bank. The appointment of Mr. Bobby Parikh is subject to retirement by rotation.

7.	Mr. Ranjan Kapur, who was appointed as an additional director of the Bank with effect from 9th January, 2004 pursuant to Section 260 of the Companies Act, 1956 of India, was entitled to hold the office only till the conclusion of the 10th Annual General Meeting of the Bank. Accordingly, he was again appointed as a Director by the shareholders of the Bank. The appointment of Mr. Ranjan Kapur is subject to retirement by rotation.

8.	Mr. Jagdish Capoor who was appointed as Chairman of the Bank on part time basis with effect from 6th July, 2001 for a period of three years. At the 10th Annual General Meeting, the shareholders of the Bank approved his re-appointment for a period of three years with effect from 6th July, 2004 and revision in his remuneration and perquisites with effect from such date of re-appointment as contained in the Notice convening the 10th Annual General Meeting.

9.	At the 10th Annual General Meeting, the shareholders of the Bank approved the re-appointment of Mr. Puri as Managing Director of the Bank from 30th September, 2005 to 31st March, 2007. The shareholders also approved the revision in the remuneration payable to Mr. Aditya Puri with effect from 1st April, 2004 as detailed in the Notice convening the 10th Annual General Meeting with the power to the Board of Directors of the Bank to determine the Performance Bonus payable to the Managing Director on either of the following criteria’s:

(a)	Up to a maximum of 25% of salary; or

(b)	The average bonus paid to the officers / employees, provided there are more than one category of officers/employees (excluding top management) who are eligible for variable performance bonus. The average bonus paid to eligible officers/ employees may be calculated by dividing the total salary bill by the total bonus paid to them.

10.	The shareholders approved the delisting of the Equity Shares of the Bank from The Stock Exchange, Ahmedabad (ASE) as the volume of the trading of the Bank’s shares on ASE is not significant and is not commensurate with the listing fees paid by the Bank.

11.	The shareholders of the Bank approved the increase in the limits of the borrowing powers of the Board of Directors of the Bank from Rs.1,000 crores to Rs.5,000 crores, over and above the aggregate of the paid-up capital and free reserves of the Bank at any point of time, pursuant to Section 293(1)(d) of the Indian Companies Act, 1956.